December 30, 2008

By Overnight Delivery

Christian Windsor

Special Counsel

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nara Bancorp, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2007
Forms 10-Q for the Periods Ended March 31, 2008, June 30, 2008 and September 30, 2008
File No. 000-50245

Dear Mr. Windsor:

This letter responds to your letter dated December 23, 2008. Please find below the response of Nara Bancorp, Inc. (the “Company”) to each of your comments regarding our past filings. The numbered paragraphs below correspond to the numbered comment paragraphs in your letter.

1.	For the year ending in 2007, the Company reviewed the California Bankers Association 2007 Compensation Survey (“Survey”) to gauge compensation paid by comparable companies for purpose of the Company’s base salary determinations. The Survey provided an average base salary of banks with asset sizes ranging from over $1 billion to $15 billion, which included 27 banks that were within that range. (At that time Nara’s asset size was slightly over $2 billion.) The Company did not select specific banks from the list of 27 banks to compare its compensation, but instead utilized the average base salary number of all 27 banks. For future filings, the Company will identify the component companies of any survey used for determining any material element of compensation.

2.	In future filings, the Company will describe all material terms of these awards, including specific performance goals.

3.	In future filings, we will include the complete representations required by Instruction 4(c) to Item 404(a) of Regulation S-K. In particular, the Company will clarify that the loans were made on the same terms, including interest rates and collateral, as those available to other person not related to the lender.

4.	Ms. Min Kim’s employment agreement was inadvertently not listed as an exhibit to the Form 10-K, although it was attached as an exhibit to the Current Report on Form 8-K filed on July 26, 2007 and listed as an exhibit to the Form 10-Q for the period ended June 30, 2007 filed on July 27, 2007. In the future, the Company will ensure that our filings contain all information required under the Securities Exchange Act of 1934, including a list of all necessary exhibits to our filings.

5.	In future filings, the Company will ensure that the certifications are in the exact form as set forth in Item 601(b)(31) of Regulation S-K, except as otherwise indicated in Commission statements or staff interpretations.

6.	The Company conducted an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) under the Securities Exchange Act of 1934 (“Exchange Act”)) as of March 31, 2008, June 30, 2008, and September 30, 2008. Based upon that evaluation, our Chief Executive Officer and our Chief Financial Officer have determined that our disclosure controls and procedures have been designed and are being operated in a manner that provides reasonable assurance that the information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and our Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. In designing and evaluating the disclosure controls and procedures, our management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and our management necessarily is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

In future filings, the Company will disclose our officers’ conclusions regarding the effectiveness of our disclosure controls and procedures for future periods as required by Item 307 of Regulation S-K.

7.	In future filings, the Company will ensure that the certifications are in the exact form as set forth in Item 601(b)(31) of Regulation S-K, except as otherwise indicated in Commission statements or staff interpretations.

I hope the above explanations and responses have adequately addressed your comments to our past filings. It is our understanding that none of your comments requested that we revise any past filing. We therefore have not amended any past filing in connection with this letter.

As requested in your closing comments to your letter, please find enclosed Nara Bancorp, Inc.’s Statement of Acknowledgement.

Should you have any additional questions or comments, please do not hesitate to contact me at (213) 639-1700.

Sincerely,

/s/ Alvin D. Kang

Alvin D. Kang
Executive Vice President & Chief Financial Officer

Enclosure

NARA BANCORP, INC. STATEMENT OF ACKNOWLEDGEMENT

Nara Bancorp, Inc. (the “Company”) acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing.

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

SIGNATURES

NARA BANCORP, INC.

Date: December 30, 2008	By:	/s/ Min J. Kim
Min J. Kim
President and Chief Executive Officer

Date: December 30, 2008	By:	/s/ Alvin D. Kang
Alvin D. Kang
Executive Vice President & Chief Financial Officer